SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment and Restatement No. 1)


                               PURCHASESOFT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   395793201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            L-R Global Partners, L.P.
                        30 Rockefeller Plaza, 54th Floor
                            New York, New York 10112
                           Attention: J. Murray Logan
                                 (212) 649-5600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.395793201                     13D                   Page 2 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

L-R Global Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,676,240 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,676,240 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,676,240 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.03%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.395793201                     13D                   Page 3 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

L-R Managers, LLC, as the general partner of L-R Global Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

Not applicable (see Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,676,240 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,676,240 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,676,240 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.03%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.395793201                     13D                   Page 4 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

J. Murray Logan, as a member of L-R Managers, LLC and in his individual capacity

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
PF with respect to securities with sole voting and dispositive power.
Not applicable with respect to securities with shared voting and dispositive power (see Item 3).


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         300,819 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,676,240 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         300,819 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,676,240 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,977,059 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.14%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.395793201                     13D                   Page 5 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rockefeller & Co., Inc., as a member of L-R Managers, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

Not applicable (see Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,676,240 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,676,240 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,676,240 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.03%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.395793201                     13D                   Page 6 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rockefeller Financial Services, Inc., as sole shareholder of Rockefeller & Co., Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

Not applicable (see Item 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,676,240 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,676,240 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,676,240 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.03%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.395793201                     13D                   Page 7 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald S. LaGuardia, as a member of L-R Managers, LLC and in his individual capacity

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

PF with respect to securities with sole voting and dispositive power other than stock options. Not applicable with respect to stock options or securities with shared voting and dispositive power (see Item 3).

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         350,334 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,676,240 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         350,334 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,676,240 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,026,574 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.34%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.395793201                     13D                   Page 8 of 16 Pages


     The statement on Schedule 13D of L-R Global Partners, L.P., L-R Managers, LLC, J. Murray Logan, Rockefeller & Co., Inc., Rockefeller Financial Services, Inc. and Donald S. LaGuardia pertaining to the Common shares of PurchaseSoft, Inc., a Delaware corporation, filed with the Securities and Exchange Commission ("SEC") on April 28, 1998, as amended by Amendment No.1 filed with the SEC on June 9, 1998, Amendment No. 2 filed with the SEC on June 9, 1998, Amendment No. 3 filed with the SEC on July 28, 1998, Amendment No. 4 filed with the SEC on May 19, 1999, and Amendment No. 5 filed with the SEC on September 8, 2000, is hereby amended and restated as follows:

________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement relates to shares of Common Shares, $0.01 par value per share (the "Common Stock") of PurchaseSoft, Inc., a Delaware corporation, formerly known as Greentree Software, Inc. (the "Issuer").

     The Issuer's principal executive offices are located at One Research Drive, Suite 100B, Westborough, Massachusetts 01581.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) This statement is being filed by the following persons:

          (1) L-R Global Partners, L.P. ("L-R Global"), a Delaware limited partnership;

          (2) L-R Managers, LLC ("L-R Managers"), a Delaware limited liability company, as the general partner of L-R Global;

          (3) J. Murray Logan, a natural person, as a member of L-R Managers and in his individual capacity ("Logan");

          (4) Rockefeller & Co., Inc. ("R&Co"), a New York corporation, as a member of L-R Managers;

          (5) Rockefeller Financial Services, Inc., a New York corporation, as the sole shareholder of R&Co ("RFS"); and

          (6) Donald S. LaGuardia, a natural person, as a member of L-R Managers and in his individual capacity ("LaGuardia").

     Each of persons (1) through (6) above are referred to herein collectively as the "Reporting Persons". Each of the persons listed in Exhibit A attached hereto are executive officers and/or directors of R&Co, and each of the persons listed in Exhibit B attached hereto are executive officers and/or directors of RFS. The persons listed on Exhibit A and Exhibit B are referred to herein collectively as the "Related Persons".

     (b) The principal place of business and the address of the principal office of each of the Reporting Persons is 30 Rockefeller Plaza, 54th Floor, New York, New York 10012. The principal place of business and the address of the principal office of each of the Related Persons is shown on Exhibit A and Exhibit B.

CUSIP No.395793201                     13D                   Page 9 of 16 Pages



     (c) The principal business or occupation of each of the Reporting Persons is as follows:

          (1) L-R Global is a Delaware limited partnership which invests in the securities of a relatively small number of entities, primarily non-U.S. entities.

          (2) L-R Managers' primary purpose is to serve as general partner of L-R Global.

          (3) Logan is an employee of R&Co and is the investment manager for L-R Managers, the general partner of L-R Global. Logan is also the Chairman of the Board of Directors of the Issuer.

          (4) R&Co is an SEC registered investment advisor that provides investment management and financial counseling services.

          (5)  RFS  is  a  holding  company  that  provides   philanthropic  and
     professional services.

          (6) LaGuardia is an employee of R&Co and is a member of L-R Managers, the general partner of L-R Global. LaGuardia is also the President, Chief Executive Officer and a director of the Issuer.

      The principal occupations of the Related Persons are shown on Exhibit A and Exhibit B attached hereto.

     (d) During the last five years, none of the Reporting Persons or the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or the Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons or Related Persons who is a natural person is a citizen of the United States of America.

CUSIP No.395793201                     13D                   Page 10 of 16 Pages

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


     L-R Global Shares

     On April 17, 1998, L-R Global purchased a Convertible Promissory Note of the Issuer, dated April 17, 1998 (a copy of which is attached hereto as Exhibit
C) (the "April 1998 Note"), for cash for an aggregate purchase price of $3,200,000. L-R Global purchased the April 1998 Note pursuant to the Convertible Note Purchase Agreement, dated as of April 17, 1998 (a copy of which is attached hereto as Exhibit D) (the "April 1998 Note Purchase Agreement"), between L-R Global and the Issuer. L-R Global converted the full principal amount of the
Note into 4,000,000 shares of Common Stock on May 29, 1998 (the "May 1998 Conversion Shares").

     L-R Global purchased Common Share Purchase Warrants in July 1998 (the "Warrants") from two investors in two separate private transactions for an aggregate purchase price of $200,000; the Common Share Purchase Warrants represent the right to purchase an aggregate of 224,575 shares of Common Stock (as adjusted pursuant to its terms in connection with the Rights Offering (as defined below)). The agreements pursuant to which L-R Global purchased the Warrants are attached hereto as Exhibits E and F. L-R Global exercised certain Warrants in December 2000 for an aggregate exercise price of $81,216.24 and acquired 70,014 shares of Common Stock (the "Warrant Shares"). Warrants to acquire 59,761 shares of Common Stock have expired as of the date of this
Schedule 13D; warrants to acquire 94,800 shares of Common Stock are currently exercisable.

     Between August 25, 1998 and September 4, 1998, L-R Global purchased a total of 40,000 shares of Common Stock in the open market for cash for an aggregate purchase price of $56,093.25. Pursuant to a Stock Purchase Agreement, dated April 15, 1999 (a copy of which is attached hereto as Exhibit G), L-R Global purchased 509,895 shares of Common Stock from The Travelers Indemnity Company, for a purchase price of $367,124.32, and 111,111 shares of Common Stock from Primerica Life Insurance Company, for a purchase price of $79,999.92 in a private transaction. L-R Global purchased an additional 36,547 shares of Common Stock from The Travelers Indemnity Company, for a purchase price of $26,313.84 in another private transaction pursuant to a Stock Purchase Agreement, dated April 16, 1999 (a copy of which is attached hereto as Exhibit H). Between April 20, 1999 and May 5, 1999, L-R Global purchased a total of 4,930,000 shares of Common Stock from the Issuer in a rights offering pursuant to a Prospectus, dated March 24, 1999 (the "Rights Offering"), for a cash purchase price of $4,437,000. All of the shares referred to in this paragraph as having been purchased by L-R Global are collectively referred to herein as the "Other Acquired Shares".

     On May 31, 2001, L-R Global converted $10,457,808 of indebtedness and accrued interest payable by the Issuer into 11,883,873 shares of Common Stock (the "May 2001 Conversion Shares"). The indebtedness consisted of $10,000,000 of principal borrowing and $457,808 of accrued interest. The rate at which the indebtedness would be converted into shares of Common Stock was $0.88 per share.

     The April 1998 Conversion Shares, the Warrant Shares, the Other Acquired Shares and the May 2001 Conversion Shares are collectively referred to herein as the "L-R Global Shares."

 CUSIP No.395793201                     13D                  Page 11 of 16 Pages

     Logan Shares

     Between March 16, 1993 and October 27, 1997, Logan purchased a total of 33,208 shares of Common Stock (as adjusted for stock splits having occurred prior to the date hereof) in the open market for cash for an aggregate purchase price of approximately $284,000. On February 9, 1994, Logan purchased 8,333 shares of Common Stock from the Issuer (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $100,000. On October 24, 1997, Logan purchased 60,000 shares of Common Stock from the Issuer (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $41,000. On March 23, 1997, Logan purchased a convertible note of the Issuer, which has prior to the date hereof been converted into 8,333 shares of Common Stock, for a cash purchase price of approximately $25,000. On April 17, 1998, Logan purchased from the Issuer 70,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $56,000, and immediately thereafter transferred as gifts an aggregate of 20,000 of such shares purchased on April 17, 1998 (10,000 of such shares were transferred to a member of his immediate family and 10,000 of such shares were transferred to a business associate; copies of the deeds gifting the shares are attached hereto as Exhibit I and Exhibit J, respectively). Between April 20, 1999 and May 5, 1999, Logan purchased a total of 140,945 shares of Common Stock from the Issuer in the Rights Offering for a cash purchase price of $126,505. All of such shares purchased by Logan, except those shares transferred as gifts, are collectively referred to herein as the "Logan Shares".

     LaGuardia Shares and Options

     On April 17, 1998, LaGuardia purchased from the Issuer 10,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $8,000. Between April 20, 1999 and May 5, 1999, LaGuardia purchased a total of 6,000 shares of Common Stock from the Issuer in the Rights Offering for a cash purchase price of $5,400. On May 28, 1999, LaGuardia purchased 1,000 shares of Common Stock in the open market for cash in the amount of $906. All of such shares are collectively referred to herein as the "LaGuardia Shares". The Issuer has granted LaGuardia the following stock options pursuant to the Issuer's 1997 Stock Option Plan: on October 26, 1998, options to acquire 20,000 shares of Common Stock at an exercise price of $0.91 per share (currently exercisable); on January 14, 2000, options to acquire 30,000 shares of Common Stock at an exercise price of $3.312 per share (currently exercisable); on February 11, 2000, options to acquire 50,000 shares of Common Stock at an exercise price of $5.50 per share (currently exercisable); on August 15, 2000, options to acquire 150,000 shares of Common Stock at an exercise price of $2.75 per share (currently exercisable); and on April 24, 2001, options to acquire 250,000 shares of Common Stock at an exercise price of $0.65 per share (one-third of which is currently exercisable, the remaining two-thirds of which becoming exercisable in two equal installments on the first and second anniversary of the date of grant). All of such options are collectively referred to herein as the "LaGuardia Options".

     The funds for the acquisition of the L-R Global Shares were obtained from the working capital of L-R Global and not by means of a loan or other borrowing arrangement. The funds for the acquisition of the Logan Shares were obtained from the personal funds of Logan. The funds for the acquisition of the LaGuardia Shares were obtained from the personal funds of LaGuardia. The LaGuardia Options were granted to LaGuardia under the Issuer's 1997 Stock Option Plan. The funds for the acquisition of the April 1998 Note and the Warrants were obtained from the working capital of L-R Global. None of such funds were obtained by means of a loan or other borrowing arrangement.

CUSIP No.395793201                     13D                   Page 12 of 16 Pages


________________________________________________________________________________
Item 4.  Purpose of Transaction.

     L-R Global Shares

     L-R Global acquired the L-R Global Shares and the Warrants as a long-term investment. L-R Global may exercise the unexpired Warrants or otherwise increase or decrease its investment in the Issuer, depending on the price and availability of the Issuer's securities, the amount of working capital available to L-R Global for such purpose, general economic and stock market conditions, tax considerations, subsequent developments affecting the Issuer, L-R's
evaluation   of  the   Issuer's   business   and  other   prospects   and  other
considerations, including the obtaining of any necessary regulatory approvals. L-R Global reserves the right to act, either individually or together with other persons, in respect of its interest in the Issuer in accordance with its best judgment in light of the circumstances existing at that time.

     Logan Shares

     Logan acquired the Logan Shares as a long-term investment. If, in the future, Logan believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, Logan may acquire additional securities of the Issuer. Similarly, Logan, subject to applicable law and depending upon market conditions and other factors, may from time to time decide to dispose of some or all of the Logan Shares. Logan reserves the right to act, either individually or together with other persons, in respect of his interest in the Issuer in accordance with his best judgment in light of the circumstances existing at such time, subject to applicable law and depending upon market conditions and other factors.

     LaGuardia Shares

     LaGuardia acquired the LaGuardia Shares as a long-term investment. If, in the future, LaGuardia believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, LaGuardia may acquire additional securities of the Issuer either by exercising the LaGuardia Options or otherwise. Similarly, LaGuardia, subject to applicable law and depending upon market conditions and other factors, may from time to time decide to dispose of some or all of the LaGuardia Shares or any shares acquired through exercise of the LaGuardia Options. LaGuardia reserves the right to act, either individually or together with other persons, in respect of his interest in the Issuer in accordance with his best judgment in light of the circumstances existing at such time, subject to applicable law and depending upon market conditions.

CUSIP No.395793201                     13D                   Page 13 of 16 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


     (a)  L-R  Global  beneficially  owns  21,676,240  shares  of  Common  Stock
(including 94,800 shares issuable upon exercise of the Warrants), which represents approximately 80.03% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by L-R Global was derived by dividing 21,676,240 by the sum of (i) 26,988,905, the number of issued and outstanding shares of the Common Stock after giving effect to the issuance of the May 2001 Conversion Shares, as confirmed by the Issuer, (the "Unadjusted Outstanding Shares"), and (ii) 94,800, the maximum number of shares of Common Stock that may be acquired by exercising the unexpired Warrants. Because the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have the power to direct the vote or disposition of the L-R Global Shares, the unexpired Warrants and the shares of Common Stock issuable upon exercise of the unexpired Warrants. Accordingly, such Reporting Persons may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to be the beneficial owner of the L-R Global Shares, the unexpired Warrants and the shares of Common Stock issuable upon exercise of the unexpired Warrants. Other than L-R Global, each Reporting Person disclaims ownership of the securities, and the filing of this Schedule 13D shall not be deemed an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities covered by this Schedule 13D.

     Logan is sole beneficial owner of 300,819 shares of Common Stock, representing approximately 1.11% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by Logan was derived by dividing 300,819 by the Unadjusted Outstanding Shares.

     LaGuardia is sole owner of 350,334 shares of Common Stock (including 333,334 shares issuable upon exercise of the LaGuardia Options), representing approximately 1.28% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by LaGuardia was derived by dividing 350,334 by the sum of the Unadjusted Outstanding Shares and 333,334, the maximum number of shares of Common Stock issuable upon exercise of the LaGuardia Options.

     (b) LaGuardia has sole power to vote or direct the vote and to dispose or direct the disposition of the LaGuardia Shares. Logan has sole power to vote or direct the vote and to dispose or direct the disposition of the Logan Shares. L-R Global has sole power to vote or direct the vote and to dispose or direct the disposition of the L-R Global Shares, the unexpired Warrants and the Common Stock issuable upon exercise of the unexpired Warrants. Because each of the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the L-R Global Shares, the unexpired Warrants and the shares of Common Stock issuable upon exercise of the unexpired Warrants.

     (c) On May 31, 2001, L-R Global converted $10,457,808 of indebtedness and accrued interest payable by the Issuer into 11,883,873 shares of Common Stock (the "May 2001 Conversion Shares"). The indebtedness represented two promissory notes that each had a principal balance of $5,000,000; L-R Global acquired one note in March 2000 and the other in January 2001. The accrued interest on the two promissory notes aggregated $457,808. L-R Global and the Issuer agreed that the rate at which the indebtedness would be converted into shares of Common Stock was $0.88 per share.

CUSIP No.395793201                     13D                   Page 14 of 16 Pages

     LaGuardia received an option grant from the Issuer on April 24, 2001, to acquire 250,000 shares of Common Stock at an exercise price of $0.65 per share. One-third of the options are immediately exercisable, and the remaining two-thirds are exercisable in two equal installments on the first and second anniversaries of the option grant.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the LaGuardia Shares or the Logan Shares, except LaGuardia or Logan, respectively. No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the L-R Global Shares, the unexpired Warrants or the shares Common Stock issuable upon the exercise of unexpired Warrants, other than L-R Global; however, because each of the other Reporting Persons may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have shared power to direct the receipt of dividends from, or the proceeds from the sale of, the L-R Global Shares, the unexpired Warrants or the shares of Common Stock issuable upon exercise of the unexpired Warrants.

     (e) Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As discussed in Item 3, in connection with the Rights Offering, L-R Global committed to exercise its basic subscription privilege in the Rights Offering to the extent of at least $2,727,000. L-R Global also made a stand-by commitment that if the rights offering was undersubscribed and, as a result, the proceeds from the rights offering were less than $5,000,000, L-R Global would purchase, at $0.90 per share, additional shares of common stock to make up the shortfall, but only up to a maximum investment commitment in the offering of $3,500,000. L-R Global exercised its subscription rights and acquired 4,930,000 Shares for a total investment of $4,437,000.



________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


             Exhibit                         Description
                A              Executive Officers and directors of R&Co
                               (filed herewith)
                B              Executive Officers and directors of RFS
                               (filed herewith)
                C Convertible Promissory Note, dated April 17, 1998, issued by the Issuer in favor of L-R Global (1)
                D Convertible Note Purchase Agreement, dated as of April 17, 1998, by and between L-R Global and the Issuer (1)
                E Securities Purchase Agreement between L-R Global and Gilmore & Co., Inc., dated as of July 15,1998(2)
                F Securities Purchase Agreement between L-R Global and Wm Smith & Co., Inc., dated as of July 21, 1998(2)
                G              Stock Purchase Agreement by and
                               among L-R Global Partners, L.P.
                               on the one hand, and the
                               Travelers Indemnity Company and
                               Primerica Life Insurance
                               Company on the other hand,
                               dated April 15, 1999 (3)

CUSIP No.395793201                     13D                   Page 15 of 16 Pages


                H Stock Purchase Agreement by and between L-R Global Partners, L.P. and the Travelers Indemnity Company, dated as of April 16, 1999(3)
                I Deed of Gift, dated as of April 17,1 998, acknowledged by Hugh Logan (4)
                J Deed of Gift, dated as of April 17, 1998, acknowledged by Judith Friedman (4)
                K              Amended and Restated Joint
                               Filing Agreement, dated August
                               31, 2000, executed by each of
                               the Reporting Persons (5)

(1)     Incorporated by reference from the Reporting Persons' Statement on
        Schedule 13D filed with the SEC on April 28, 1998.

(2) Incorporated by reference from the Reporting Persons' Amendment No. 3 to Statement on Schedule 13D filed with the SEC on July 28, 1998.

(3) Incorporated by reference from the Reporting Persons' Amendment No. 4 to Statement on Schedule 13D filed with the SEC on May 19, 1999.

(4) Incorporated by reference from the Reporting Persons' Amendment No. 1 to Statement on Schedule 13D filed with the SEC on June 9, 1998.

(5) Incorporated by reference from the Reporting Persons' Amendment No. 5 to Statement on Schedule 13D filed with the SEC on September 8, 2000.


_____________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       June 28, 2001
                                        ----------------------------------------
                                                         (Date)

                                        ROCKEFELLER & CO., INC., AS A MEMBER OF
                                        L-R MANAGERS, LLC

                                        By:  /s/ DAVID A. STRAWBRIDGE
                                        ----------------------------------------
                                                       (Signature)


                                        David A. Strawbridge
                                        Vice President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       EXHIBIT A

          Information with Respect to Executive Officers and Directors
                        Rockefeller & Co., Inc. ("R&Co.")


================================================================================
          Name              Position with              Principal Occupation
                            Rockefeller & Co., Inc.    and Place of Business
================================================================================
1. McDonald, James S.       CEO, Pres. and Dir.        Same 1
================================================================================
2. Asmundson, William       Vice Chairman and Dir.     Same 1
================================================================================
3. Sarns, David Richard     Chief Operating Officer    Same 1
================================================================================
4. Leyden, John Thomas      V.P. - Finance
                            and Treasurer              Same 1
================================================================================
5. Strawbridge, David       V.P., Secretary
                            and General Counsel        Same 1
================================================================================
6. O'Neill, Abby Milton     Chairman of the Board      Same 1
================================================================================
7. Berlin, Elizabeth
     Weinberg               Director                   Non-Profit Director/
                                                       Trustee 2
================================================================================
8. Broderick, Kevin
     Patrick Anthony        Director                   Director 3

================================================================================
9. Campbell, Colin Goetze   Director                   Chairman and President,
                                                       Colonial Willamsburg
                                                       Foundation 4
================================================================================
10.Chasin, Richard Melvin   Director                   Member of faculty of
                                                       Harvard Medical School 5
================================================================================
11.Flaherty, Pamela P.      Director                   Senior V.P., CitiGroup,
                                                       Inc.6
================================================================================
12.Rockefeller, Sr.,
     David                  Director                   Non-Profit Director 7
================================================================================
13.Rockefeller, Jr.,
     David                  Director                   Non-Profit Director 8
================================================================================
14.Rockefeller, Mark F.     Director                   CEO, IEG SponsorDirect,
                                                       LLC 9
================================================================================
15.Rockefeller, Michael S.  Director                   CEO, Active Media 10
================================================================================

1 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: investment management).
2  30 Rockefeller Plaza, Room 5425, New York, NY (kind of business:
   investment management).
3  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   investment management).
4 134 North Henry St., Williamsburg, VA 23856 (kind of business:foundation). 5 25 Shatuck St., Boston, MA 02115 (kind of business: education).
6 153 E. 53rd St., 4th Floor, New York, NY 10042 (kind of business:financial sevices).
7  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
8  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
9 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business: sponsorship agency).
10 688 Avenue of the Americas-Suite 304  New York, NY (kind of business:
   interactive media).

                                                                       EXHIBIT B

          Information with Respect to Executive Officers and Directors
                       Rockefeller Financial Services ("RFS")

================================================================================
          Name              Position with              Principal Occupation
                       Rockefeller Financial Svcs.     and Place of Business
================================================================================
1. O'Neill, Abby Milton       Chairman of the Board    Chairman of the Board,
                                                       R&Co. 1
================================================================================
2. Strawbridge, David         V.P., Secretary          V.P., Secretary and
                              and General Counsel      General Counsel, R&Co. 1
================================================================================
3. Leyden, John Thomas        V.P. - Finance           V.P. - Finance
                              and Treasurer            and Treasurer, R&Co. 1
================================================================================
4. Asmundson, William         Director                 Vice Chairman and Dir.,
                                                       R&Co. 1
================================================================================
5. Berlin, Elizabeth          Director                 Non-Profit Director/
     Weinberg                                          Trustee 2
================================================================================
6. Broderick, Kevin           Director                 Director 3
     Patrick Anthony
================================================================================
7. Campbell, Collin Goetze    Director                 Chairman and President,
                                                       Colonial Willamsburg
                                                       Foundation 4
================================================================================
8. Chasin, Richard Melvin     Director                 Member of faculty of
                                                       Harvard Medical School 5
================================================================================
9. Crisp, Peter O.            Vice Chairman and
                              Director                 Same 1
================================================================================
10. Flaherty, Pamela          Director                 Senior V.P., CitiGroup,
                                                       Inc.6
================================================================================
11. McDonald, James S.        Director                 CEO, Pres. and Director
                                                       R&Co. 1
================================================================================
12. Rockefeller, Sr.,
     David                    Director                 Non-Profit Director 7
================================================================================
13. Rockefeller, Jr.,
     David                    Director                 Non-Profit Director 8
================================================================================
14. Rockefeller, Mark         Director                 Owner of Snake River
                                                       Resort 9
================================================================================
15. Rockefeller, Michael S.   Director                 CEO, Active Media 10
================================================================================

1 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: investment management).
2 30 Rockefeller Plaza, Room 5425 New York, NY (kind of business: investment management)
3  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   investment management).
4 134 North Henry St., Williamsburg, VA 23856 (kind of business:foundation). 5 25 Shatuck St., Boston, MA 02115 (kind of business: education).
6 153 E. 53rd St., 4th Floor, New York, NY 10042 (kind of business:financial services).
7  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
8  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
9 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business: sponsorship agency).
10 688 Avenue of the Americas-Suite 304  New York, NY (kind of business:
   interactive media).